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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 Information to Be Included In Statements Filed
             Pursuant to Rules13d-1(b), (c), and (d) and Amendments
                     Thereto Filed Pursuant to Rule 13d-2(b)
                               (Amendment No. _)*


                             WASTE TECHNOLOGY CORP.
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                                (Name of Issuer)


                     COMMON STOCK, par value $.01 per share
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                         (Title of Class of Securities)


                                   940901-20-0
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                                 (CUSIP Number)


                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)

|_|      Rule 13d-1(c)

|X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

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CUSIP NO. 940901-20-0                                          PAGE 2 OF 9 PAGES
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Cosimo Tacopino.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / X /
                                                                      (b)  /   /
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                    5   SOLE VOTING POWER

   NUMBER OF            10,000
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      6   SHARED VOTING POWER
    OWNED BY
      EACH              455,864
   REPORTING        ------------------------------------------------------------
     PERSON         7   SOLE DISPOSITIVE POWER
      WITH
                        10,000
                    ------------------------------------------------------------
                    8   SHARED DISPOSITIVE POWER

                        455,864
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    465,864
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  /   /

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Approximately 8.5%
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12  TYPE OF REPORTING PERSON*

    IN
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                                  SCHEDULE 13G

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CUSIP NO. 940901-20-0                                          PAGE 3 OF 9 PAGES
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Erma Tacopino.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / X /
                                                                      (b)  /   /
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                    5   SOLE VOTING POWER

                        43,775
    NUMBER OF       ------------------------------------------------------------
      SHARES        6   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           455,864
       EACH         ------------------------------------------------------------
    REPORTING       7   SOLE DISPOSITIVE POWER
      PERSON
       WITH             43,775
                    ------------------------------------------------------------
                    8   SHARED DISPOSITIVE POWER

                        455,864
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    499,639
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  /   /

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Approximately 9.1%
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12  TYPE OF REPORTING PERSON*

    IN
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8

ITEM 1(A)     NAME OF ISSUER:

         The name of the issuer is Waste Technology Corp., a Delaware corporation (the "Issuer").

ITEM 1(B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         The principal executive offices of the Issuer are located at 5400 Rio Grand Avenue, Jacksonville, Florida 32254.

ITEM 2(A)     NAME OF PERSONS FILING:

         This statement is being filed by a group consisting of Cosimo Tacopino and Erma Tacopino. Cosimo and Erma Tacopino are espoused. Mr. and Mrs. Tacopino are private investors.

ITEM 2(B)     RESIDENCE ADDRESS:

         Mr. and Mrs. Tacopino reside at 145 Connecticut Street, Staten Island, New York 103007.

ITEM 2(C)     CITIZENSHIP:

         Mr. and Mrs. Tacopino are United States citizens.

ITEM 2(D)     TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $.01 per share ("Common Shares").

ITEM 2(E)     CUSIP NUMBER:

         The Cusip number of the Common Shares is 940901-20-0.

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) / / Broker or dealer registered under Section 15 of the Exchange
                 Act;

         (b) / / Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act;

         (d) / / Investment company registered under Section 8 of the Investment Company Act;

         (e) / / An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E);

         (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

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         (h) / / A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act;

         (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box
         / /

ITEM 4        OWNERSHIP:

         As of December 31, 1999, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Mr. Cosimo Tacopino and Mrs. Erma Tacopino is as follows:

         (a) Cosimo Tacopino - 465,864 shares (approximately 8.5%), 455,864 of which are owned jointly with Mrs. Tacopino and 10,000 shares held in an individual retirement account. Mr. Tacopino disclaims ownership of 43,775 shares owned by Mrs. Tacopino.

         (b) Erma Tacopino - 499,639 shares (approximately 9.1%), 455,864 of which are owned jointly with Mr. Tacopino, 32,775 owned individually with 11,000 shares held in an individual retirement account. Mrs. Tacopino disclaims beneficial ownership of the shares owned individually by Mr. Tacopino.

         Each of the Tacopinos has the sole power to vote or dispose of the shares owned individually by she or he.

ITEM 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable.

ITEM 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable.

ITEM 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable.


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ITEM 9        NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable.

ITEM 10       CERTIFICATIONS:

         Not Applicable.

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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2000               By: /s/ Erma Tacopino
                                             -----------------------------------
                                             Erma Tacopino

Dated:   February 14, 2000               By: /s/ Cosimo Tacopino
                                             -----------------------------------
                                             Cosimo Tacopino


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                                     EXHIBIT